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                             UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                          (Amendment No. __)*


                    HOME BUILDING BANCORP, INC.

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                          (Name of Issuer)

              Common Stock, par value $.01 per share

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                    (Title of Class of Securities)

                            437058 10 0

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                          (CUSIP Number)

                          BRUCE A. BEESLEY
    200 EAST VANTREES STREET, WASHINGTON, INDIANA 47501, (812)
254-2641

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  (Name, Address and Telephone Number of Person Authorized to
Receive
                       Notices and Communications)

                            November 23, 1996

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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     SCHEDULE 13D

CUSIP No. 437058 10 0

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     BRUCE A. BEESLEY
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) __         (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                   __
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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     NUMBER OF            7.   SOLE VOTING POWER
                               644  (see Item 5)
     SHARES
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                          8.   SHARED VOTING POWER
    BENEFICIALLY               12,556  (see Item 5)

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     OWNED BY             9.   SOLE DISPOSITIVE POWER
                               644  (see Item 5)
 EACH REPORTING
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                          10.  SHARED DISPOSITIVE POWER
    PERSON WITH                   11,801  (see Item 5)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

      18,241  (see Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES                                      __

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.79%
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14.  TYPE OF REPORTING PERSON

       IN
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Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Home Building Bancorp, Inc. (the "Company"), 200 East VanTrees Street, Washington, Indiana 47501, a savings bank holding company with its main office located at 200 East VanTrees Street, Washington, Indiana 47501.

Item 2.   Identity and Background

     The name and address of the person filing this statement is Bruce A. Beesley, 200 East VanTrees Street, Washington, Indiana 47501. Mr. Beesley is the President, Chief Executive Officer and a director of the Company and its subsidiary Home Building Savings Bank, FSB (the "Bank") at the address stated above. During the last five years, Mr. Beesley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Beesley is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     On February 7, 1995, in connection with the Company's initial public offering of Common Stock, Mr. Beesley acquired jointly with his spouse, Janice Beesley, 10,000 shares of Common Stock with personal funds for an aggregate purchase price of $100,000.

     In addition, on January 22, 1996, 3,220 shares of Common Stock were awarded to Mr. Beesley pursuant to the Company's Recognition and Retention Plan (the "RRP"). One-fifth, or 644, of the shares of Common Stock covered by the award to Mr. Beesley vested on January 22, 1997, with the remaining 2,576 shares of Common Stock scheduled to vest in equal installments on January 22, 1998, 1999, 2000 and 2001, subject to Mr. Beesley's continued service as an officer and/or director of the Company. Such shares do not vest in any year in which the Company's subsidiary, Home Building Savings Bank, FSB, fails to meet all of its capital requirements. Mr. Beesley was also granted as of January 22, 1996, options to purchase 8,050 shares of Common Stock pursuant to the Company's 1995 Stock Option and Incentive Plan (the "Stock Option Plan"), of which options relating to 3,220 shares of Common Stock are vested or will be vested within 60 days of this filing. The remaining 4,830 options are scheduled to vest in equal installments on January 22, 1999, 2000 and 2001, subject to Mr. Beesley's continued service as an officer and/or director of the Company. Mr. Beesley also had 1,804 shares allocated to his account under Home Building Bancorp, Inc's Employee Stock Ownership Plan (the "ESOP") as of December 31, 1997. As a result, Mr. Beesley owns in excess of five percent of Home Building Bancorp, Inc.'s Common Stock.

Item 4.   Purpose of Transaction

     All of the shares purchased or otherwise acquired by Mr. Beesley were acquired for investment. Mr. Beesley may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company for investment or dispose of shares of the Company. As President, Chief Executive Officer and Director of the Company, Mr. Beesley regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Except as noted above, Mr. Beesley has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Mr. Beesley and for the purpose of this statement is 18,241 shares representing 5.79% of the shares of Common Stock outstanding on the date hereof. Such amount includes options granted to Mr. Beesley to purchase 3,220 shares of Common Stock pursuant to the Stock Option Plan and includes 3,220 shares of restricted stock awarded to Mr. Beesley pursuant to the RRP. Of the 18,241 shares owned beneficially by Mr. Beesley, Mr. Beesley has: (1) shared voting and dispositive power with respect to 10,000 shares of Common Stock owned jointly with his spouse;
(2) sole voting and dispositive power with respect to the 644 vested shares of Common Stock granted through the RRP; (3) shared voting but no dispositive power with respect to the 2,576 shares of unvested, restricted Common Stock under the RRP; (4) no voting and no dispositive power with respect to vested options to purchase 3,220 shares of Common Stock granted pursuant to the Stock Option Plan and (5) sole voting and shared dispositive power with the trustees of the ESOP with respect to 1,801 shares of Common Stock allocated to Mr. Beesley under the ESOP.

     No other person is known to have the right to receive or the power to dire ct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Beesley

     Not included in the above amount are options to purchase 4,830 shares of Common Stock granted to Mr. Beesley pursuant to the Stock Option Plan. These remaining options are scheduled to vest in equal amounts on January 22, 1999, 2000 and 2001 subject to Mr. Beesley's continued service as an officer and/or director of the Company or the Bank. Assuming that the Company's aggregate number of issued and outstanding shares of Common Stock remains at 311,660 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing exclusive of the unvested options), that Mr. Beesley's remaining options vest as described above and that there are no other changes in Mr. Beesley's beneficial ownership of Common Stock, then Mr. Beesley would be deemed beneficially to own 7.21% of the Company's stock.

     Mrs. Beesley may be deemed to have shared voting or dispositive power with respect to the foregoing shares. Mrs. Beesley's address is 619 Main Street, Vincennes, Indiana. Mrs. Beesley is Chairman of Alliance Bank, at the above address.
During the last five years, Mrs. Beesley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mrs. Beesley is a citizen of the United States of America.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Beesley and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Company Common Stock beneficially owned by Mr. Beesley is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits

     None.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 27, 1998                /s/ Bruce A.Beesley
                                      ----------------------
                                      Bruce A.Beesley